Exhibit 99.1

CYGNUS CAPITAL, INC. ISSUES OPEN LETTER TO STOCKHOLDERS OF ASHFORD HOSPITALITY TRUST, INC.

•	Strongly Opposes AHT’s Recently Launched Exchange Offers of Preferred Stock for Common Stock that Will Dilute Common Stockholders by ~94%
•	Urges Stockholders to Vote AGAINST the Proposals to Amend AHT’s Corporate Charter and Issue Common Stock in the Exchange Offers at AHT’s Upcoming Special Meeting
•	If the Special Meeting Proposals Are Voted Down, the Exchange Offers Will Not be Consummated
•	Argues Recent Improvements in the Hospitality Industry and AHT’s Available Cash Make a Fire Sale of the Company to Preferred Stockholders Premature
•	Believes AHT’s Board and Management Have Conflicting Interests, Are Not Aligned with Common Stockholders and Have Failed to Fully Evaluate Other Strategic Alternatives to the Exchange Offers

ATLANTA, GEORGIA, September 17, 2020 /PRNewswire/-- Cygnus Capital, Inc. (together with its affiliates, “Cygnus Capital”), one of the largest stockholders of Ashford Hospitality Trust, Inc. (the “Company”) (NYSE:AHT), beneficially owning approximately 7.8% of the Company’s outstanding common stock, today issued an open letter to the Company’s stockholders urging them to vote at the Company’s upcoming special meeting of stockholders scheduled to be held on October 6, 2020, “AGAINST” the proposals to amend the Company’s corporate charter and approve the issuance of common stock that are conditions to consummating the proposed, highly dilutive exchange offers of all of the Company’s outstanding preferred stock into shares of the Company’s common stock.

The full text of the letter follows:

3060 Peachtree Road NW, Suite 1080, Atlanta, GA 30305

P: (404) 467-6100 | F: (404) 467-6101

September 17, 2020

To Our Fellow Stockholders,

Cygnus Capital, Inc. (together with its affiliates, “Cygnus Capital”, “we” or “our”), is one of the largest stockholders of Ashford Hospitality Trust, Inc. (“AHT” or the “Company”) beneficially owning approximately 7.8% of the Company’s common stock (the “Common Stock”). We are writing to express our strong opposition to the Company’s proposed offers (the “Exchange Offers”) to the holders of each series of AHT’s preferred stock (the “Preferred Stock”) to exchange all of the shares of Preferred Stock for shares of Common Stock. If all shares of Preferred Stock are exchanged in the Exchange Offers, existing common stockholders will be immediately diluted by approximately 94%.

In order to consummate the Exchange Offers, common stockholders are being asked to vote upon and approve two proposals at the Company’s upcoming special meeting of stockholders scheduled to be held on October 6, 2020 (the “Special Meeting”): to amend the Company’s corporate charter and to issue up to 126,048,813 shares of Common Stock in connection with the Exchange Offers (the “Special Meeting Proposals”). We believe the Company is prematurely undertaking these highly dilutive Exchange Offers, just as the operating performance of the hospitality industry and AHT’s peers are showing signs of improvement, because management’s interests are not fully aligned with common stockholders. In our view, there are other strategic alternatives that can be explored to address the Company’s current liquidity needs and obligations to preferred stockholders until markets can stabilize post-COVID-19.

Fortunately, the Exchange Offers can be stopped. In order to consummate the Exchange Offers, 66 2/3% of the outstanding Common Stock must vote to approve the Special Meeting Proposals. Accordingly, Cygnus Capital urges its fellow common stockholders to vote AGAINST the Special Meeting Proposals today.

We Believe the Highly Dilutive Exchange Offers Are Premature in Light of Rapidly Improving Trends in the Hospitality Industry and AHT’s Current Cash Levels

In our view, the Exchange Offers are on an aggressive and expedited time-frame that seem to ignore rapidly improving dynamics in the hospitality industry overall and the Company’s available cash.

The operating performance of the hospitality industry in the United States is rapidly improving. While still depressed, the operating performance of the overall hospitality industry in the United States is rapidly improving as travel restrictions due to COVID-19 ease. According to STR, a leading industry data service provider and Deutsche Bank, total hospitality industry RevPAR (revenue per available room) and occupancy rates in the United States declined in April 2020 by approximately -84% and -70% year-over-year, respectively, but have since recovered nearly every week sequentially to -32.8% and -18.9%, respectively, as of the week ending September 5, 2020.

United States Hotel Occupancy YTD 2020

Source: STR

Even in the more impacted luxury hospitality segment that makes up a meaningful portion of AHT’s asset base, recovery in industry trends has been dramatic and continues to improve each week, according to STR. The slope of the recovery suggests that a near full recover is possible within a year.

In geographies where COVID-19 has been brought under control, hotel usage has returned to or in some cases exceeded 2019 levels. In China, for example, ADRs (Average Daily Rate) and occupancy rates are nearly back to 2019 levels, suggesting that typical behavior patterns will resume once the fear of COVID-19 is lifted. We assume that the United States will be able to eventually obtain the same level of public confidence in the control of COVID-19 that China has already obtained, which should translate into greatly improved hotel occupancy rates.

China Hotel Occupancy Year on Year Change in Occupancy

Source: STR

The operating performance of AHT’s peers appear to be improving. AHT’s peers and comparable real estate investment trusts (REITs) such as Pebblebrook (PEB), Xenia (XHR), Braemar (BHR), Diamondrock (DRH) and Sunshone (SHO), have recently released public presentations that show near breakeven operations at their property and/or corporate levels. STR’s industry data also shows that trends for the hospitality segments that AHT operates in are not deteriorating, rather the exact opposite – trends seem to be improving. In fact, “drive to” and “leisure” properties in the industry, of which AHT has many, are generally generating positive cash flow including debt service coverage, according to industry analysts and public comments by management teams operating in these segments. At the recent JP Morgan hospitality conference on September 14-15, 2020, management teams of REITs and publicly traded C-corps in the hospitality industry reported steadily improving industry financial conditions, not deteriorating conditions.

Comparable asset sales are improving. The sales of assets comparable to AHT’s assets, despite the effects of COVID-19, also point to rapidly improving asset values and recovery values for owners of hospitality assets. In 2019, typical cap rates for hospitality assets were 5.0-8.0% for assets of the quality in AHT’s portfolio. Using AHT’s 2019 performance of approximately $425 million of EBITDA, the implied unlevered market value of AHT’s assets prior to COVID-19 was $5.3 billion to $8.5 billion. COVID-19 has logically impaired near term asset values, but recent industry transactions suggest that cap rates are currently in the range of 10% (and declining) as the effects of COVID-19 begin to level off. Further, the Federal Reserve has stated a policy of continued support for low interest rates which is highly supportive of asset values for income generative properties such as hotels. AHT has approximately $4.1 billion of property level debt and approximately $565 million of Preferred Stock liquidation preference ahead of Common Stock holders. Even the extreme measure of an orderly liquidation of the Company over the next 12-24 months appears likely to result in a much higher recovery for holders of Common Stock, assuming these cap rates, than the proposed highly dilutive Exchange Offers.

AHT’s appears to have sufficient liquidity to fund operating costs and AHT’s overall performance may be improving. In AHT’s quarterly report for Q2 2020, AHT disclosed that the Company burned $77 million in Q2 2020, but as of the end of Q2 2020, had $274 million of liquidity, consisting of $165 million of cash, $95 million of restricted cash and $13 million due from third party managers. On AHT’s Q2 2020 earnings call, AHT’s CEO noted that while they were looking for ways to improve liquidity, he stated, “as we sit here, now we feel like we have ample liquidity”.

Management also noted that the Company does not have high exposure to group business, which has been particularly impacted by COVID-19. Management further stated, on this call, that RevPAR was down 93%, 89% and 82% in April, May and June of this year, respectively, but that they expect in July 2020 to only be down “somewhere in the 70s range”. In addition, AHT’s CEO stated that, “for limited service properties, the property level breakeven was between 25-35%, and for full service hotels…35-45% occupancy. Some individual assets… in higher wage markets could be higher so closer to 50% or so… you probably need to add 10 points or so to kind of get to a total corporate level break even”.

AHT has a highly diverse asset base that has generally trailed the industry RevPAR and occupancy rates by about 10-20% points. As noted above, STR had disclosed that overall RevPAR and occupancy rates in the United States have recovered to approximately -33% and -19%, respectively for the week ending September 5, 2020. Accordingly, it is possible that AHT has similarly recovered to a range of RevPAR being down -55-60% and occupancy rates being down in the -40-45% range. If true, this would mean that 30% of AHT’s portfolio (limited service) is close or able to service its property level expenses and debt and approximately 70% of AHT’s portfolio (full service) is at breakeven at the property level, excluding debt service. If each week continues to add 1-2 percentage points of performance improvement in RevPAR and occupancy, as the past few months have trended in the industry, we believe that by year end, all of AHT’s portfolio could be able to service its debt obligations.

Given the Company’s relatively ample liquidity and overall industry trends, AHT management and board of directors (the “Board”) seem to be rushing to consummate a highly dilutive restructuring of the Preferred Stock at the expense of common stockholders without a pressing need. Why is there such a rush to essentially wipe out common stockholders? Even if the above projections are optimistic, the Company seems to have enough cash to wait a couple more quarters before undertaking these devastating Exchange Offers. Furthermore, management has said they manage the Company’s property level performance weekly, but they have not provided any of this data to stockholders to allow them to decide if the situation is truly as dire as management claims.

Preferred Stock Is Not a Current Cash Drain; Property Level Operating Performance Is. AHT management has argued the cumulative dividend payments owed to preferred stockholders are so onerous that the only solution is to essentially wipe out common stockholders through these Exchange Offers. In our experience, preferred stock in a corporation’s capital structure is designed exactly for crisis situations such as COVID-19 to allow a management team operational flexibility in a time of financial crisis. A management team can temporarily suspend preferred stock dividend payments to focus on its operations and weather the storm for a better economic climate. That is exactly what AHT management should be doing with the Preferred Stock at this time. The cost of not paying dividends on the Preferred Stock is only about $30 million per quarter and while this accruing obligation would eventually dilute common stockholders if it cannot be paid off in cash, there is still plenty of time to see if the worst case cash scenario is really necessary at this juncture.

In contrast, we believe a more pressing cash issue at the moment at AHT is not the accruing obligations to the holders of Preferred Stock, but rather operating costs at the property level. In our view, we do not believe AHT’s Board and management are focused enough on closing hotel assets that are not covering their variable costs and question whether this lack of focus is due to the Board and management’s desire to preserve the fees paid to AHT’s management company, Ashford, Inc. (“AINC”) which is controlled by members of the Board and management team.

We Believe AHT Management and Board Have Conflicting Interests, Are Not Aligned with Common Stockholders and Are Not Fully Exploring Other Strategic Alternatives.

Due to REIT tax rules, AHT must use a separate property manager to manage its assets. Despite industry trends toward self or internally managed and advised hospitality REITs, AHT has a highly conflicted structure where the management of AHT is also the owner of the property/asset management company, in this case another publicly traded company, AINC. Monty Bennett who is also the Chairman of the Board of AHT owns, together with his father, a 68.1% interest in AINC on a fully diluted and converted basis and also serves as AINC’s Chairman and CEO. In addition to Mr. Bennett’s holdings, several of AHT’s management team are insiders at AINC.

We believe AHT management and AINC are operating AHT to maximize AINC’s management fees, to the detriment of AHT common stockholders. The primary objective for AINC is to grow its fees (revenue). We believe numerous expense reductions are likely possible at AINC that could benefit AHT, but AINC stockholders/insiders are better served if the AHT common stockholders are diluted and AHT as a company survives, instead of other alternatives such as a sale or orderly liquidation of AHT’s assets. AINC stockholders and insiders needs AHT to keep paying fees for AINC to survive. Even if owners and management of AINC are also stockholders of AHT, we believe their interests are not aligned as AINC is highly compensated by the fees that AHT pays to AINC. In fact, according to AINC most recently filed 10-Q, for the six months ending June 30, 2020, AINC derived $120 million from AHT out of $179 million total revenue for the period. Said another way, for the first six months of this year, 67% of AINC’s revenue came from AHT. Given a choice between the two, we believe AINC and AHT management have a bigger economic interest in the survival of AINC than they do in the dilution of their ownership position of AHT, creating an inherent conflict of interest.

We note further that AHT, AINC, Lismore, a subsidiary of AINC, and certain other parties are being formally investigated by the SEC relating to certain related party transactions and the Company’s accounting policies, procedures, and internal controls related to such related party transactions.

We Believe Numerous and Less Dilutive Strategic Alternatives Exist for AHT

We believe numerous and less dilutive strategic alternatives exist for AHT to navigate the impact of COVID-19, including orderly asset sales, refinancing of assets, raising additional short term debt, merger with or sale to a stronger REIT, a rights offering to the common stockholders, further reductions in expenses at AHTs hotel assets or evaluation of more drastic actions such has foregoing REIT status or cancelling AHT’s management contract with AINC to preserve value for common stockholders.

In our view, the obligations to the Preferred Stock can be handled in the future either by restructuring the Preferred Stock, repurchasing shares of Preferred Stock at a discount or negotiating with the Preferred Stock holders in the future to convert accrued, but unpaid dividends into additional new shares of Preferred Stock in a PIK or other similar type of transaction. The Preferred Stock obligations do not appear to represent a pressing threat to the Company currently as they don’t burn cash. Yet, AHT management is effectively bankrupting the Company with these proposed Exchange Offers without going through a formal bankruptcy process.

Finally, industry analysts such as Deutsche Bank, Baird and others have target prices for the Common Stock at multiples of current levels and have not forecasted the dire strategic necessity of this proposed dilutive transaction. Deutsche Bank put out a “sum or the parts” analysis of the Company that suggests that the Company could be liquidated for at least $190,000/key and still have recovery of $11 per share for Common Stock after all debt and Preferred Stock preferences are repaid. Prior to the announced Exchange Offers, Baird recently placed a $6 per share target price for the Common Stock.

Given the reasons outlined above we plan to vote, and urge all common stockholders to vote, AGAINST the Special Meeting Proposals. The Exchange Offers are not in the best interests of common stockholders and the common stockholders have the power to stop the consummation of the Exchange Offers by voting AGAINST the Special Meeting Proposal today.

Sincerely,

/s/ Christopher Swann

Christopher Swann

CEO, Cygnus Capital, Inc.

About Cygnus Capital, Inc.

Cygnus Capital, Inc. is an integrated real estate investment and alternative asset management company focused on opportunistic, special situation, and distressed real estate investments. Cygnus targets long term, absolute returns for investors by applying a differentiated approach to real estate investing. By placing an emphasis on the acquisition, workout, and disposition of real estate debt assets characterized by their complexity, inefficiency, and niche qualities, Cygnus Capital is able to target superior, absolute returns for its investors. Cygnus Capital and its affiliates own approximately 1.9% of the outstanding shares of the Series D Preferred Stock, 2.4% of the outstanding shares of the Series F Preferred Stock, 2.4% of the outstanding shares of the Series G Preferred Stock, 4.8% of the outstanding shares of the Series H Preferred Stock, and 2.4% of the outstanding shares of the Series I Preferred Stock.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital and its affiliates.

PLEASE NOTE: Cygnus Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.